Fiberstars, Inc.
44259 Nobel Drive
Fremont, California 94538
Tel. 510.490.0719

May 26, 2005

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Dennis C. Hult

Re:  Fiberstars, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-24230

Ladies and Gentlemen:

On behalf of Fiberstars, Inc. (the “Company”), this letter is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated May 20, 2005. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. A copy of the Staff’s letter is enclosed for the convenience of the Staff.

Form 10-K for the period ending December 31, 2004

Item 9A Controls and Procedures - Page 24

1.
We note your statement that the chief executive officer and the chief financial officer have concluded that because of the material weakness in your internal controls discussed in Item 9A(b), the company’s disclosure controls and procedures “were not fully effective” (emphasis added). Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are not effective. In future filings, revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedure are not effective except to the extent they are effective (we note the disclosure that “Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards, subject to the deficiencies and weaknesses identified and discussed below.”). Refer to Item 307 of Regulation S-K.

RESPONSE: The Company has noted the Staff’s comment and will revise its disclosure in the Company’s future filings.

Securities and Exchange Commission
May 26, 2005

Footnotes to Financial Statements - Page F-8

Stock -Based Compensation - Page F-12

2.
We refer to your Current Report Form 8-K dated March 15, 2005, filed March 16, wherein you say that you adjusted the year end net loss of $213,000 as earlier reported to a net loss of $341,000, indicating the amount was adjusted to reflect a $120,000 non-cash charge for a change in accounting for options granted to one of your directors. You also indicate that in the prior earnings release “the options had been valued under the intrinsic method, and are now re-valued under the fair value method” (emphasis added). Supplementally, please tell us why the change in accounting was appropriate and compliant with U.S. generally accepted accounting principles. Also, confirm that the accuracy of your policy footnote disclosures which indicate that you account for the stock compensation plans under the recognition and measurement principles of APB Opinion No. 25. We may have further comments after reviewing your response.

RESPONSE: Initially the Company believed that the options in question were granted for work being performed by a director for services as a director. As such, as is its policy for employee stock options, the Company determined to use the intrinsic method of accounting. However, the grant was subject to finalizing the terms of a consulting agreement with the director, terms which also involved cash compensation. When the terms of the agreement were finalized, the options were awarded as fully vested. Prior to that time, the draft option award was based of a four-year vesting period. The Company believed that the options had been earned while the individual was performing director duties. However, upon further review with the Company’s auditors during the audit of results for the year ended December 31, 2004, it was determined that 1) the options grant was included as part of the consulting agreement and 2) although fully vested when awarded, the work performed to earn the options could be construed as being outside the scope of normal director duties and therefore more appropriate for consulting work. Based on this fact pattern, we concluded that these options should be accounted for as non-employee stock options. We revised the accounting for the options and performed a valuation based on the fair value method, which is to be used for options granted to non-employees. The Company believes that the method of accounting used conforms to the accounting methods for non-employee grants under the recognition and measurement principles of SFAS No. 123 and related interpretations. In the future, the Company will confirm the proper application of the relevant accounting principles with its accounting experts at the time the terms of a transaction are completed, rather than only at the inception of the transaction.

Our footnote disclosure for Stock-Based Compensation states that the “the Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.” The Company confirms that this statement accurately discloses our accounting methods for employee stock-based compensation. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related interpretations.

Securities and Exchange Commission
May 26, 2005

3.
To this regard, we do not believe it is sufficient to explain your accounting policy by referring only to the authoritative announcement. The average reader will not know the accounting as prescribed by APB Opinion No. 25. In future filings please expand your policy note disclosures to explain in detail your accounting policy for equity instruments issuances to both employees and non-employees.

RESPONSE: The Company has noted the Staff’s comment and will expand its policy note disclosures in the Company’s future filings.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Questions or comments regarding any matters with respect to these responses may be directed to the undersigned at (510) 490-0719 Ext. 124 or David Ruckert, the Company’s Chief Executive Officer, at (510) 490-0719 Ext. 112.

Sincerely,

/s/ Robert A. Connors

Robert A. Connors
Chief Financial Officer

cc:   David Ruckert
Jay Webb, Reviewing Accountant
Ralph Nefdt
Richard S. Bebb